CONTRACTOR ENGAGEMENT AGREEMENT

This Contractor Contract Engagement Agreement ("Agreement") is made and effective as of February 1, 2023, by and between Smart Biometric Technology, Inc. ("Company") and M/s. Chaya Coleena Hendrick contracting through her private contracting company, Hendrick Management, Electronics & Logistics LLC hereinafter referred to as HME&L LLC ("Contractor").

NOW, THEREFORE, the parties hereto agree as follows:

Contract.

Company hereby agrees to continue to engage Contractor as its President & CEO and Contractor hereby accepts such Contract in accordance with the terms of this Agreement. In the event of any conflict or ambiguity between the terms of this Agreement and terms of Contract applicable to regular employees, the terms of this Agreement shall control.

Duties of Contractor.

The duties of Contractor shall include the performance of all of the duties typical of the office held by Contractor as described in the bylaws of the Company and such other duties and projects as may be assigned, if any, by the board of directors of the Company and accepted to be done at the discretion of the Contractor and at a time and place of her choosing. Contractor shall devote her time at her time and place of choosing, ability and attention to the business of the Company and shall perform all duties in a professional, ethical and businesslike manner. Contractor is permitted, during the term of this Agreement, directly or indirectly to engage in other businesses, either as an employee, employer, consultant, principal, officer, director, advisor, or in any other capacity, either with or without compensation, without the prior written consent of Company. In addition to the duties described herein, Contractor is also authorized and directed to do the following:

To manage the day-to-day business of Smart Biometric Technology, Inc. overseeing and managing all aspects including but not limited to product development, marketing, sales, distribution, hiring and all responsibilities normally undertaken by a Company President and Chief Contractor Officer.

It is recognized and accepted by the Company that Contractor has other businesses that she owns, operates and or manages, or is contracted too, and while spending notable time working on the business of Smart Biometric Technology, Inc., is free without limitation to pursue her other business activities and contract or employment assignments.

It is further noted that Contractor holds inventions independent to the Company, Smart Biometric Technology, Inc. and is free to initiate, write, invent and or create inventions separate of Smart Biometric Technology, Inc. and Smart Biometric Technology, Inc. may have no claim or economic interest in any patents, inventions or new products unless expressly sold or licensed to Smart Biometric Technology, Inc. by the employee. It is recognized that the employee is free to invent and register new Patents and Trademarks that will remain the sole property of the inventor and or its assignees or purchasers.

Compensation.

Contractor will be paid compensation during this Agreement as follows:

A.   A base compensation of $190,000.00 One Hundred and Ninety Thousand Dollars per year, payable in installments according to the Company's regular payroll schedule. The base compensation shall be adjusted at the end of each year of Contract at the discretion of the board of directors or at a minimum increase of 10% per year. Any unpaid compensation during this and prior Contract agreements shall bear a cumulative interest rate of 7% per annum. To defer payment of compensation is at the sole discretion of the Contractor and such deferment does not convey an agreement not to be paid such compensation.

B.   An incentive contractor success fee equal to $50,000.00 beginning with the Company's year-end of June 30, 2023 and each fiscal year thereafter during the term of this Agreement and subsequent new agreements. The incentive contractor success fee payment shall be made within thirty (30) days after the Company has manufactured its first product. The incentive contractor success fee shall increase by 25% per annum calculated at the conclusion of each calendar year and shall be based on the continued manufacturing and sales of product by Smart Biometric Technology, Inc.

C.   The contractor success fee, may at the Contractor's sole discretion be paid to the Contractors associated company Applied Cryptography Inc., or any other company the Contractor so directs.

Benefits.

A. Contractor is free to choose the place and time of her fulfilling her contract duties without limitation or direction of the company. All benefits without limitation the company agrees to bestow on the contractor will be mutually agreed upon from time to time.

B. Expense Reimbursement. Contractor shall be entitled to reimbursement for all reasonable expenses, including travel and entertainment, incurred by Contractor in the performance of Contractor's duties. Contractor will maintain records and written receipt as required by the Company policy. The company will provide accommodation in any other place that the Contractor may need to reside from time to time while her conducting the business of the company.

Term and Termination.

A. The Initial Term of this Agreement shall commence on February 1,2023 and it shall continue in effect for a period of 5 years. Thereafter, the Agreement shall be renewed upon the mutual agreement of Contractor and Company. This Agreement and Contractor's Contract may be terminated at Company's discretion during the Initial Term of six months, provided that Company shall pay to Contractor an amount equal to payment at Contractor's base compensation rate for the remaining period of Initial Term, plus an amount equal to $350,000.00 of Contractor's base compensation.

B. This Agreement and Contractor's Contract may be terminated by Company only by cause, and provided that in such case, Contractor shall be paid $350,000.00 of Contractor's then applicable base compensation. In the event of such a termination by cause, Contractor shall be entitled to receive any incentive compensation payment or any other compensation then in effect, prorated or otherwise.

C. This Agreement may be terminated at will by Contractor at Contractor's discretion by providing written notice to Company. In the event of termination by Contractor pursuant to this subsection.

D. In the event Company is acquired, or is the non-surviving party in a merger, or sells all or substantially all of its assets, this Agreement shall not be terminated and Company agrees to be bound by the financial commitments detailed in this agreement.

No Attachment.

Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation or to execution, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect; *provided, however*, that nothing in this Section shall preclude the assumption of such rights by executors, administrators or other legal representatives of the Contractor or her estate and their conveying any rights hereunder to the person or persons entitled thereto.

Costs of Enforcement.

In the event of the commencement of any legal proceeding, if instituted by the Company or the Contractor, relating to the interpretation or enforcement of any provision of this Agreement, the Company shall reimburse the Contractor her costs and expenses (including attorneys' fees and expenses), unless the Company prevails on every material issue in the proceeding.

Binding Agreement; No Assignment.

This Agreement shall be binding upon, and shall inure to the benefit of, the Contractor and the Company and their respective permitted successors, assigns, heirs, beneficiaries and representatives. This Agreement is personal to the Contractor and may not be assigned by her. This Agreement may not be assigned by the Company except (a) in connection with a sale of all or substantially all of its assets or a merger or consolidation of the Company, or (b) to an entity that is a subsidiary or affiliate of the Company. Any attempted assignment in violation of this Section shall be null and void.

Notices.

Any notice required by this Agreement or given in connection with it, shall be in writing and shall be given to the appropriate party by personal delivery or by certified mail, postage prepaid, or recognized overnight delivery services;

If to Company:
Smart Biometric Technology, Inc.
3960 Howard Hughes Parkway, Floor, Las Vegas, NV, 89169 U.S.A.

If to Contractor:
Ms. Chaya Coleena Hendrick,
Hendrick Management, Engineering and Logistics LLC
27 Via Corvina, Henderson NV, 89011

Final Agreement.

This Agreement supersedes all prior understandings or agreements on the subject matter hereof. This Agreement may be modified only be a further writing that is duly executed by both parties. Notwithstanding all compensation accrued and not yet paid under prior Contractor Contract agreements shall be payable on demand of the Contractor.

Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State Nevada, USA.

Headings.

Headings used in this Agreement are provided for convenience only and shall not be used to construe meaning or intent.

No Assignment.

Neither this Agreement nor any or interest in this Agreement may be assigned by Contractor without the prior express written approval of Company, which may be withheld by Company at Company's absolute discretion.

Severability.

If any term of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then this Agreement, including all of the remaining terms, will remain in full force and effect as if such invalid or unenforceable term had never been included.

Arbitration.
The parties agree that they will use their best efforts to amicably resolve any dispute arising out of or relating to this Agreement. Any controversy, claim or dispute that cannot be so resolved shall be settled by final binding arbitration in accordance with the rules of the American Arbitration Association and judgment upon the award rendered by the arbitrator or arbitrators may be entered in any court having jurisdiction thereof. Any such arbitration shall be conducted in Nevada, or such other place as may be mutually agreed upon by the parties. Within fifteen (15) days after the commencement of the arbitration, each party shall select one person to act arbitrator, and the two arbitrators so selected shall select a third arbitrator within ten (10) days of their appointment. Each party shall bear its own costs and expenses and an equal share of the arbitrator's expenses and administrative fees of arbitration.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written and resolved and consented as a majority resolution of the Board of Directors and Shareholders of Smart Biometric Technology, Inc.


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Chaya Coleena Hendrick
Sole Shareholder
Smart Biometric Technology., Inc.
Date Signed: February 1, 2023


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Chaya Coleena Hendrick
Board Member/Director
Smart Biometric Technology., Inc.
Date Signed: February 1, 2023


....
Chaya Coleena Hendrick
CEO and President
Smart Biometric Technology., Inc.
Date Signed: February 1, 2023


....
Chaya Coleena Hendrick
Company Secretary
Smart Biometric Technology., Inc.
Date Signed: February 1, 2023


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Chaya Coleena Hendrick
CEO and President
Hendrick Management, Electronics & Logistics LLC
Date Signed: February 1, 2023